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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue

(No. and Street)

Tallahassee	FL	32303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caroline M. Prince 850-386-6161

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, PA

(Name – *if individual, state last, first, middle name*)

1901 S. Congress Ave., Ste 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE M. PRINCE
Commission # GG 157942
Expires March 24, 2020
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Caroline M. Prince 2/27/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2019

CONTENTS

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mowell Financial Group, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2019 and the related statement of operations, changes in member equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2019, and the results of its operations and its cash flow the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Mowell Financial Group, Inc.'s management. Our responsibility is to express an opinion on Mowell Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mowell Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in the Computation of net capital, basic net capital requirement and aggregate indebtedness Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Mowell Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Mowell Financial Group, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants
We have served as the company's auditor since 2016.
Boynton Beach, Florida
February 27, 2020

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Current assets:	
Cash	$ 15,395
Commissions receivable	8,677
Securities	27,500
Prepaid Insurance	3,658
Total Current Assets	55,230
Other assets:	
Property and equipment, net	42,617
Right of use asset	6,139
Other receivables - related party	29,621
Cash value of life insurance	16,258
Total Assets	$ 149,865

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 3,054
Right of Use Asset Current Liability	1,225
Total Current Liabilities	4,279
Right of Use Asset Long Term Liability	4,914
Total Liabilities	9,193
Stockholder's Equity	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Additional paid-in capital	132,535
Retained earnings	8,037
Total Stockholder's Equity	140,672
Total Liabilities and Stockholder's Equity	$ 149,865

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

Revenue:		
Commissions	$	394,499
Dividends & Interest		1,285
Unrealized gain on investments		6,883
Gain on insurance cash value		195
Total Revenue		402,862
Expenses:		
Salaries and commissions		170,650
Clearing costs and expenses		55,083
Payroll taxes and employee benefits		55,742
Occupancy		37,040
Insurance		32,470
Office (General and Administrative)		10,839
Securities news services and subscriptions		3,414
Professional fees		12,931
Fees and licenses		5,776
Depreciation		8,490
Total Expenses		392,435
Net income before income taxes		10,427
Provision for income taxes		588
Net income	$	9,839

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2018	$ 100	$ 132,535	$ (1,802)	$ 130,833
Net Income	-	-	9,839	9,839
Balance, December 31, 2019	$ 100	$ 132,535	$ 8,037	$ 140,672

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

Cash flows from operating activities:	
Net Income	$ 9,839
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation	8,490
Changes in Assets and Liabilities:	
Decrease in commissions receivables	18,244
Decrease in accounts payable	(4,126)
Securities	1,211
Decrease in prepaid income tax	588
Net cash provided by operating activities	34,246
Cash flows from investing activities:	
Payments on cash value life insurance	(1,263)
Increase in other receivables - Related Party	(29,621)
Net cash used in investing activities	(30,884)
Cash flows from financing activities:	
Payments on right of use liability	(585)
Net cash used in financing activities	(585)
Increase in cash and cash equivalents	3,362
Cash at the beginning of the year	12,033
Cash at the end of the year	$ 15,395
Supplemental disclosure of cashflow information:	
Cash paid for interest	$ 199.00
Cash paid for income taxes	$ -
Non-Cash investing and financing	
Right of use asset and liability	$ 4,724

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mowell Financial Group, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), and in eight U.S. states. The Company was incorporated in the State of Florida. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company had no cash balances in excess of FDIC insurance at its financial institutions. Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates, Inc.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables are all current and collected shortly after year end.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions earned as compensation in connection with securities and mutual fund transactions, which are recognized on a trade-date basis. Interest and dividend income is recognized as earned. Unrealized and realized losses are recognized at the time the securities are sold or marked to market.

The Company's revenue is comprised of:

Commissions Received	$394,499
Interest & Dividend Income	1,285
Unrealized and Realized gain on Investment	6,883
Gain on insurance cash value	195
Total Revenue	$402,862

The Company buys and sells securities on behalf of its customers. In accordance with ASC 606, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Property and Equipment
Property and equipment consists of office furniture and equipment, security equipment, and leasehold improvements. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-10 years. Depreciation expense was $8,490 for the year and accumulated depreciation totaled $166,517 as of December 31, 2019.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES

The Company holds 500 shares of Principal Financial Group (PNG). As of December 31, 2019, the stock was valued at $55.00 per share, with a total fair value of the stock at $27,500. These shares are held as trading securities.

Fair Value of Financial Instruments, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2019, the balances reported for cash, prepaid expenses, right of use asset, accounts payable, and lease liability approximate the fair value because of their short maturities.

We adopted ASC Topic 820 for financial instruments measured as fair value on a recurring basis. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

- Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents the Company's financial assets measured and recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy as of December 31, 2019:

	Total	(Level 1)	(Level 2)	(Level 3)
Security asset	$27,500	$27,500	$ -	$ -
Total security measured at fair value	$27,500	$27,500	$ -	$ -

The following is a reconciliation of the security asset for which Level 1 inputs were used in determining the approximate fair value:

Beginning balance as of January 1, 2019	$ 28,711
Unrealized gain on securities	6,871
Realized loss on securities	-
Proceeds from sale of 158 shares	(8,082)
Ending balance as of December 31, 2019	$ 27,500

3. PROPERTY AND EQUIPMENT

The Company's property and equipment is comprised of:

Office Furniture/Equipment:	$83,396
Other Equipment:	72,797
Leasehold Improvements:	52,941
Accumulated Depreciation:	(166,517)
Total Fixed Assets:	$42,617

4. RIGHT OF USE ASSET

On June 26, 2019, the Company entered into a five year lease agreement for office equipment for a total of $130/month through June 30, 2024. Future minimum commitments related to the non-cancelable lease as of December 31, 2019 are as follows:

For the year ended:	
December 31, 2020:	$1,560
December 31, 2021:	1,560
December 31, 2022:	1,560
December 31, 2023:	1,560
Thereafter:	780
Present Value	(881)
Total:	$6,139

Rent expense for the year ended December 31, 2019 was $780. As of December 31, 2019, the weighted average remaining lease term was 4.5 years. Because we do not have access to the rate implicit in the lease, we utilized our incremental borrowing rate of 6% as our discount rate.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement is $5,000. The Company's net capital as of December 31, 2019 is $54,746.

5. INCOME TAXES

The Company has the following net deferred tax asset:

	As of December 31, 2019
Deferred tax assets	$ 9,211
Net operating loss carryforward	130,408
Valuation allowance	(139,619)
Net deferred tax assets	$ -

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	For the Year ended December 31, 2019
Expected federal statutory rate	21%
State tax rate, net of federal benefit	3.73%
Change in valuation allowance	-24.73%
Income tax provision (benefit)	0%

The Company has net operating losses totaling approximately $533,000. These losses can be carried forward to offset future taxable income through 2037. The valuation allowance decreased by approximately $4,900 for the year ended December 31, 2019. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change. The Company's federal and state income tax returns are subject to examination by tax authorities generally for three years after they are filed. The years 2016-2019 are open for audit by the federal and state taxing authorities.

6. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2019 for rent. During 2019, the Company generates revenue exclusively from accounts managed by Mowell Financial Group, NA. Other operating costs of each company are sustained by the business incurring the expense. At yearend, loans of $29,621 are owed from Mowell Financial Group, N.A.

7. CONTINGENCIES

The Company is periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

8. EXEMPTION FROM SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3(k)(2)(ii) because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

9. SUBSEQUENT EVENT

There have been no subsequent events through February 27, 2020, which is the date the financial statements were available to be issued.

MOWELL FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL

REQUIREMENT AND AGGREGATE INDEBTEDNESS

December 31, 2019

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 140,672
Deduct ownership equity not allowable for net capital		---
Total ownership equity qualified for net capital		140,672
Additions:		
Right to use liability		6,139
Deductions:		
Total non-allowable assets		
Property and Equipment, net		42,617
Prepaid Insurance		3,658
Previous Month Accrued Commission		2,711
Right of Use Asset		6,139
Other Receivables		29,621
		84,746
Net capital before haircuts on securities positions		62,065
Haircuts on securities		7,319
Net capital		$ 54,746

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital		$ 54,746
Minimum net capital required	$ 613	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		$ 5,000
Excess net capital		$ 49,746
Excess net capital at 120%		$ 59,695

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 3,054
Percent of aggregate indebtedness to net capital	5.58%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2019

Net capital - unaudited Form X-17A-5, Part IIA	$	54,746
Reconciling items		
Year end adjustments	$	-
Net capital - audited	$	54,746

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mowell Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Mowell Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mowell Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Mowell Financial Group, Inc. stated that Mowell Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mowell Financial Group, Inc's. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mowell Financial Group, Inc's. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 27, 2020

MOWELL FINANCIAL GROUP, INCORPORATED
INVESTMENT COUNSELOR
BROKER-DEALER
407 EAST SIXTH AVENUE
TALLAHASSEE, FLORIDA 32303
JOHN B. MOWELL
CHAIRMAN
(850) 386-6161

Mowell Financial Group, Inc.'s Exemption Report

Mowell Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. Section 240-17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company operates pursuant to the subparagraph (k)(2)(ii) exemption under SEC Rule 15c3-3. The Company operated in accordance with this exemption throughout the entire year 2019, and there were no instances during 2019 in which the Company operated outside the scope of the exemption.

Mowell Financial Group, Inc

I, John B. Mowell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: 2/27/2020